UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-8089

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Danaher Corporation & Subsidiaries Retirement and Savings Plan;

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Danaher Corporation

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037-1701

(202) 828-0850

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Danaher Corporation & Subsidiaries Retirement and Savings Plan

As of December 31, 2011 and 2010 and for the Year Ended December 31, 2011

With Report of Independent Registered Public Accounting Firm

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010 and for the Year Ended December 31, 2011

1

Report of Independent Registered Public Accounting Firm

Plan Administrator

Danaher Corporation & Subsidiaries

Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Danaher Corporation & Subsidiaries Retirement and Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean, VA

June 26, 2012

1

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Statements of Net Assets Available for Benefits

($ in millions)

	December 31
	2011	2010
Assets
Investments, at fair value	$67.5	$76.6

Receivables:
Notes receivable from participants	2.7	3.1

Total receivables	2.7	3.1

Total assets	70.2	79.7

Net assets reflecting investments at fair value	70.2	79.7
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(0.4)	(0.1)

Net assets available for benefits	$69.8	$79.6

See accompanying notes.

2

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

($ in millions)

Additions
Contributions:
Participant	$2.8
Employer	3.1

Total contributions	5.9

Interest and dividend income	1.5

Total additions	7.4

Deductions
Benefit payments	14.8
Net realized and unrealized depreciation in fair value of investments	2.4

Total deductions	17.2

Net decrease in assets available for benefits	(9.8)

Net assets available for benefits:
Beginning of year	79.6

End of year	$69.8

See accompanying notes.

3

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of Plan

The Danaher Corporation & Subsidiaries Retirement and Savings Plan (the Plan) is a defined contribution plan established for eligible full-time and part-time union employees of Danaher Corporation (the Company), effective December 1, 1986. Danaher Corporation is the Plan Sponsor. Plan participants should refer to the formal legal documents of the Plan and Summary Plan Description for a more complete description of the Plan’s provisions and a full explanation of all limitations, adjustments and special cases in the Plan. Significant provisions related to contributions, benefit payments, and investments are provided below. The Plan is administered through the trustee and record-keeper, Fidelity Management Trust Company (Fidelity).

Contributions

Eligible employees may contribute a portion of their compensation (subject to annual maximums). Employees are eligible for Company contributions upon completion of one year of service. Employee contributions and the earnings or losses thereon are fully vested at all times.

The Company’s matching and unilateral contributions are determined at the discretion of the Plan Sponsor. The matching contribution can range from 0% to 50% of the first 6% of compensation contributed by the employee, and the unilateral contribution can range from 0% to 3% of total compensation. For the year ended December 31, 2011, the Company’s matching contribution was equal to 50% of the first 6% of the compensation contributed by the employee. The Company’s unilateral contribution was 3% of total compensation. Employees become fully vested with respect to the employer contributions upon completion of three years of service.

Benefit Payments

A participant who attains normal retirement age shall be entitled to payment of the balance in his or her account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age.

A participant must begin receiving distributions upon April 1 of the calendar year following the later of the date his or her employment terminates or the calendar year in which he or she reaches the age of 70  1/2.

4

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Benefit Payments (continued)

Upon total and permanent disability, a participant shall be entitled to payment of the balance in his or her account within a reasonable period of time after termination of employment.

The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.

Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of his or her vested account balance.

The plan administrator may permit a participant to make a withdrawal from his or her account in the event of a hardship. A hardship withdrawal shall not exceed the amount required to meet the immediate financial need created by the hardship. Participants may also make in-service withdrawals generally from contributions transferred or rolled over into the Plan from other plans.

Participant Loans

A participant may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000. Participants will not be entitled to receive a loan more frequently than annually. The plan administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Current procedures require that all loans must be paid back within 60 months. The plan administrator may require loan payments to be made through payroll deductions.

Participant Accounts

Each participant account is credited with the participant’s contributions, any employer matching and unilateral contributions, and an allocation of Plan earnings and losses, and is charged with an administrative expense fee. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

5

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Plan Sponsor.

Forfeited Accounts

At December 31, 2011 and 2010, forfeited non-vested accounts totaled $231,793 and $605,070 respectively. These accounts will be used to reduce future employer contributions and to pay administrative expenses.

Termination of the Plan

Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become nonforfeitable.

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Interest income on notes receivable from participants of $118,349 for 2011 is included in interest and dividend income. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and has reached a distributable event, the loan balance is reduced and a benefit payment is recorded.

6

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

2.	Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

The Plan invests in the Fidelity Managed Income Portfolio II (Fidelity MIP II), which consists primarily of fully benefit-responsive investment contracts. As required by the accounting standards related to defined contribution plans, the statements of net assets available for benefits present the fair value of the Fidelity MIP II and the adjustment from fair value to contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the Fidelity MIP II represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

3.	Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated September 23, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2008.

4.	Investments

The fair value of investments representing 5% or more of the Plan’s net assets is as follows ($ in millions):

	December 31
	2011	2010

Danaher Corporation Stock Fund	$11.1	$12.7
Fidelity Equity-Income Fund – Class K	3.6	4.2
Fidelity Magellan Fund – Class K	*	8.1
Fidelity Managed Income Portfolio II – Class 3 (at contract value) (a)	15.4	14.5
Fidelity Freedom K 2020	4.9	4.6
Fidelity Institutional Money Market Fund	7.4	9.5

*	Less than 5% in period presented.
(a)	The fair value of the Plan’s investment in Fidelity Managed Income Portfolio II – Class 3 was $15.8 million and $14.6 million at December 31, 2011 and 2010, respectively.

8

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

4.	Investments (continued)

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in fair value by $2.4 million as follows ($ in millions):

Year Ended December 31, 2011

Danaher Corporation stock fund	$(0.1)
Mutual funds	(2.5)
Common stock	0.2

$(2.4)

5.	New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amendments result in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards (IFRSs). The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan is currently evaluating the impact of adopting ASU 2011-04 on the Plan’s financial statements.

9

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

6.	Fair Value Measurements

Accounting standards establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy included in the accounting standards are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•   Quoted prices for similar assets or liabilities in active markets;

•   Quoted prices for identical or similar assets or liabilities in inactive markets;

•   Inputs other than quoted prices that are observable for the asset or liability;

•   Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

10

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

6.	Fair Value Measurements (continued)

Money market funds: Valued at quoted prices in an active market, which represent the net asset value (NAV) of shares held by the plan at year-end.

Mutual funds: Valued at quoted prices in an active market, which represent the NAV of shares held by the plan at year-end.

Danaher Corporation Stock Fund: Consists of shares of the Company’s stock and nominal cash balance and is valued based on the quoted market price of the Company’s common stock and the cost of short-term money market investments, which represents the NAV of share units held by the Plan at year-end.

Common/collective trusts: Includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in fully benefit-responsive investment contracts (see Note 2). Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Common stock: Valued at the quoted closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

11

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

6.	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011 and 2010:

December 31, 2011

	Level 1	Level 2	Level 3	Total
	($ in millions)

Cash	$0.1	$—	$—	$0.1
Money market trust	7.4	—	—	7.4
Mutual funds:
Blended funds	27.1	—	—	27.1
International funds	1.1	—	—	1.1
Danaher Corporation Stock Fund	11.1	—	—	11.1
Common/collective trust	—	15.8	—	15.8
Common stock	4.9			4.9

Total investments at fair value	$51.7	$15.8	$—	$67.5

December 31, 2010

	Level 1	Level 2	Level 3	Total
	($ in millions)

Money market trust	$9.5	$—	$—	$9.5
Mutual funds:
Blended funds	38.4	—	—	38.4
International funds	1.4	—	—	1.4
Danaher Corporation Stock Fund	12.7	—	—	12.7
Common/collective trust	—	14.6	—	14.6

Total investments at fair value	$62.0	$14.6	$—	$76.6

For the year ended December 31, 2011, there were no investments transferred between Levels.

12

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

7.	Party-in-Interest Transactions

Certain Plan investments are held in shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions. Additionally, as of December 31, 2011 and 2010, the Plan invested in 234,308 and 267,660 shares, respectively, of Danaher Corporation common stock as part of the Danaher Corporation Stock Fund. During the year ended December 31, 2011, the Plan received $21,393 of dividends on shares of Danaher Corporation common stock. Therefore, these transactions qualify as party-in-interest.

8.	Differences Between Financial Statements and Form 5500

The accompanying financial statements present fully benefit responsive investment contracts at contract value. The Form 5500 requires fully benefit responsive contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit responsive investment contracts represents a reconciling item.

The participant loan balance shown in the accompanying financial statements includes loans with no post-default payments. A deemed distribution occurs when a participant loan goes into default but the participant is not eligible for a plan distribution. The Form 5500 excludes the value of any outstanding loans that were deemed distributions in the current or prior years unless repayment was initiated. Therefore, the value of loans with no post-default payments represents a reconciling item.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2011	2010

Net assets available for benefits per the financial statements	$69,791,043	$79,638,791
Loans with no post-default payment activity that are deemed distributions	(151,011)	(163,103)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	383,028	144,069

Net assets available for benefits per the Form 5500	$70,023,060	$79,619,757

13

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

8.	Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of total additions and benefits paid to participants per the financial statements to total income and benefits paid in the Form 5500 for the year ended December 31, 2011:

Total additions per the financial statements	$7,358,523
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011	383,028
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010	(144,069)
Less: Net realized and unrealized depreciation in fair value of investments	(2,381,527)

Total income per the Form 5500	$5,215,955

Benefits paid to participants per the financial statements	$14,792,190
Loan defaults previously deemed distributed that reached a distributable event	(29,130)

Benefits paid to participants per the Form 5500	$14,763,060

14

Supplemental Schedule

Danaher Corporation & Subsidiaries Retirement and Savings Plan

EIN: 59-1995548, Plan No. 001

Schedule H, Line 4i—

Schedule of Assets (Held At End of Year)

December 31, 2011

(a) (b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value

Money Market Fund
*Fidelity Institutional Money Market Fund	7,414,284	shares	**	$7,414,428
TRP-JP Morgan US Govt Institutional Shs	40,258	shares	**	34,482

				7,448,910

Common/Collective Trust
*Fidelity Managed Income Portfolio II Class 3 (at FMV)	15,381,612	units	**	15,764,640

Unitized Stock Fund
*Danaher Corporation Stock Fund	234,308	units	**	11,131,535

Registered Investment Companies
American Beacon Small Cap Value Institutional Class	26,497	units	**	503,700
American Funds The Growth Fund of America Class R6	45,105	units	**	1,295,408
Dodge & Cox International Stock	2,384	units	**	69,721
*Fidelity Diversified International Fund Class K	41,624	units	**	1,060,569
*Fidelity Equity Income Fund Class K	87,089	units	**	3,595,890
*Fidelity Freedom K Income	54,884	units	**	620,187
*Fidelity Freedom K 2005	2,027	units	**	24,288
*Fidelity Freedom K 2010	184,295	units	**	2,229,971

*Fidelity Freedom K 2015	81,859	units	**	992,944
*Fidelity Freedom K 2020	391,092	units	**	4,861,279
*Fidelity Freedom K 2025	38,363	units	**	477,239
*Fidelity Freedom K 2030	168,454	units	**	2,112,414
*Fidelity Freedom K 2035	15,911	units	**	199,364
*Fidelity Freedom K 2040	74,391	units	**	935,099
*Fidelity Freedom K 2045	9,659	units	**	122,286
*Fidelity Freedom K 2050	8,758	units	**	110,786
*Fidelity Freedom K 2055	108	units	**	953
*Fidelity Low-Priced Stock Fund Class K	57,199	units	**	2,041,994
Franklin Small Mid-Cap Growth Advisor Class	29,947	units	**	1,046,356
Franklin Templeton World Fund Advisor Class	100,920	units	**	1,385,636
PIMCO Total Return Institutional Class	246,192	units	**	2,676,106
*Spartan 500 Index Fund Institutional Class	33,653	units	**	1,497,546
Vanguard Inflation-Protected Securities	28,680	units		323,800

				28,183,536

Common Stock
Accenture Plc Cl A	565	shares	**	30,069
Air Products & Chemicals Inc	254	shares	**	21,637
Alexion Pharmaceutical	293	shares	**	20,978
Allergan Inc	495	shares	**	43,416
Altera Corporation	355	shares	**	13,159
Amazon Com Inc	1,104	shares	**	191,018
American Express	1,401	shares	**	66,099
American Tower Corp	1,852	shares	**	111,158
Ameriprise Financial Inc	473	shares	**	23,476
Apple Inc	1,003	shares	**	406,132
Autodesk Inc	626	shares	**	18,993
Baidu Inc Adr	985	shares	**	114,756
Baker Hughes Inc	390	shares	**	18,957
Baxter International Inc	350	shares	**	17,334
Bed, Bath & Beyond	596	shares	**	34,524

Biogen Idec Inc	482	shares	**	53,010
Blackrock Inc	22	shares	**	3,903
Boeing Company	574	shares	**	42,077
Broadcom Corp-Cl A	1,822	shares	**	53,484
Cameron International Corp	740	shares	**	36,403
Cardinal Health Inc	950	shares	**	38,590
Carnival Corporation Paired Certificate	1,314	shares	**	42,879
Caterpillar Inc Del	201	shares	**	18,250
Cbre Group Inc	70	shares	**	1,066
Celgene Corp	1,020	shares	**	68,973
Chipotle Mexican Grill	96	shares	**	32,537
CME Group Inc	13	shares	**	3,201
Coach Inc	486	shares	**	29,670
Coca Cola Company	13	shares	**	919
Concho Resources Inc	407	shares	**	38,180
Covidien Plc	131	shares	**	5,913
Cummins Inc	79	shares	**	6,938
Deere & Company	79	shares	**	6,097
Devon Energy Corporation	13	shares	**	814
Discovery Communications-C	990	shares	**	37,310
Disney (Walt) Co	758	shares	**	28,409
Dollar Tree Inc	48	shares	**	4,003
eBay Inc	1,738	shares	**	52,728
Ecolab Inc	123	shares	**	7,088
Edwards Lifesciences Corporation	22	shares	**	1,548
EMC Corporation	2,168	shares	**	46,690
Emerson Electric Co	293	shares	**	13,669
EOG Resources Inc	534	shares	**	52,628
EQT Corporation	315	shares	**	17,275
Expeditors International of Washington Inc	495	shares	**	20,268
Express Scripts Inc	1,266	shares	**	56,557
Fastenal Company	1,835	shares	**	80,016
FedEx Corporation	959	shares	**	80,087

Fiserv Inc	66	shares	**	3,858
FMC Technologies Inc	596	shares	**	31,105
Fossil Incorporated	350	shares	**	27,802
Franklin Resources Inc	863	shares	**	82,868
General Electric Co	320	shares	**	5,725
Gilead Sciences Inc	127	shares	**	5,198
Goldman Sachs Group Inc	9	shares	**	792
Google Inc Cl A	455	shares	**	294,155
Groupon Inc	390	shares	**	8,040
Halliburton Co	88	shares	**	3,022
Hansen Natural Corp	105	shares	**	9,684
Home Depot Inc	153	shares	**	6,443
Honeywell International Inc	626	shares	**	34,034
Intercontinentalexchange Inc	315	shares	**	38,008
International Business Machines	39	shares	**	7,247
Intuit Inc	271	shares	**	14,278
Invesco Ltd	2,360	shares	**	47,418
Johnson Controls Inc	955	shares	**	29,842
Joy Global Inc	280	shares	**	21,011
JP Morgan Chase & Co	267	shares	**	8,882
Juniper Networks Inc	1,463	shares	**	29,852
Kansas City Southern	175	shares	**	11,913
Las Vegas Sands Corp	1,371	shares	**	58,567
Liberty Interactive Corp	1,213	shares	**	19,669
Limited Brands Inc	140	shares	**	5,654
LinkedIn Corp	88	shares	**	5,518
Marriott International Inc New Cl A	1,476	shares	**	43,047
Marsh & Mclennan Co Inc	276	shares	**	8,723
Mastercard Inc-Cl A	381	shares	**	142,035
McDonalds Corp	547	shares	**	54,918
Mckesson Corp	1,213	shares	**	94,504
Monsanto Co New	657	shares	**	46,026
Nike Inc Class B	639	shares	**	61,613

Northern Trust Corp	346	shares	**	13,720
Occidental Petroleum	600	shares	**	47,964
Omnicom Group	289	shares	**	27,081
O’Reilly Automotive Inc	258	shares	**	11,518
Peabody Energy	692	shares	**	22,908
Pioneer Natural Resources Co	140	shares	**	12,539
Potash Corp Saskatchewan	35	shares	**	1,446
Praxair Inc	1,156	shares	**	123,583
Precision Castparts Corp	517	shares	**	85,151
Priceline Com Inc	245	shares	**	114,694
Procter & Gamble	13	shares	**	876
Prudential Financial Inc	469	shares	**	23,484
Qualcomm Inc	2,181	shares	**	119,287
Ralph Lauren Corp	372	shares	**	51,396
Range Resources Corp	372	shares	**	23,055
Roper Industries Inc	197	shares	**	17,118
Salesforce Com Inc	70	shares	**	7,109
Schlumberger Ltd	1,629	shares	**	111,277
Sherwin-Williams Company	48	shares	**	4,300
Shire Plc Adr	9	shares	**	910
Stanley Black & Decker Inc	188	shares	**	12,729
Starbucks Corporation	2,373	shares	**	109,202
Starwood Hotels & Resorts Worldwide Inc	911	shares	**	43,693
State Street Corporation	508	shares	**	20,476
Stryker Corp	543	shares	**	26,992
TD Ameritrade Holding Corporation	241	shares	**	3,769
Tencent Holdings Ltd	2,115	shares	**	42,510
Thermo Fisher Scientific Inc	298	shares	**	13,391
Tiffany & Company	149	shares	**	9,865
Union Pacific Corp	797	shares	**	84,432
Unitedhealth Group Inc	688	shares	**	50,250
United Technologies	328	shares	**	16,645
US Bancorp	1,174	shares	**	31,745

Visa Inc-Class A Shrs	701	shares	**	71,136
Weight Watchers Intl Inc	83	shares	**	4,577
Wells Fargo Company	232	shares	**	6,396
Western Union Co	44	shares	**	800
Whole Foods Market Inc	442	shares	**	30,774
W W Grainger Inc	210	shares	**	39,346
Wynn Resorts Ltd	105	shares	**	11,612
Xilinx Inc	915	shares	**	29,342
Yum Brands Inc	569	shares	**	33,593
3M Company	83	shares	**	6,800

				4,893,828

Self-Directed Brokerage Account
Brokeragelink	combination of common stock and money market funds			93,103

Participant loans
Participant loans	Interest rates range from 4.25% to 11.5% with maturity at various dates		**	2,495,977

				$70,011,529

*	Indicates a party-in interest to the Plan.
**	Historical cost not required to be presented as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT AND SAVINGS PLAN

Date: June 22, 2012	By:	/s/ R. L. King
R. L. King
Vice President – Benefits

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm